Attachment for Item 77c.

On November 28, 2001, there was a special meeting of the Shareholders of the BB&T Intermediate Corporate Bond Fund
(the "Fund"). There was one proposal put forth for vote by the Shareholders of the Fund. The description of the proposal and the number of shares voted are as follows:

A.) To approve a new Investment Sub-Advisory Agrrement between
B.) BB&T Asset Management, LLC and Federated Investment
C.) Management Company with respect to the Fund.

FOR 		AGAINST 	ABSTAIN
10,337,988		0		6,668